
September 9, 2020

Conn Flanigan
General Counsel
China Foods Holdings Ltd.
Suite 3102, Everbright Center,
108 Gloucester Road
Wanchai, Hong Kong

> **Re: China Foods Holdings Ltd.**
> **Form 8-K Filed July 9, 2020**
> **File No. 001-32522**

Dear Mr. Flanigan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jenny Chen-Drake